SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEI CORPORATION

NUVEI CORPORATION

(Name of the Issuer)

Nuvei Corporation

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Novacap Management Inc.

Caisse de dépôt et placement du Québec

Philip Fayer

Whiskey Papa Fox Inc.

(Name of Person(s) Filing Statement)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

67079A102

(CUSIP Number of Class of Securities)

Lindsay Matthews Nuvei Corporation 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4 (514) 313-1190

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention: Amanda McGrady Morrison

(617) 951-9400

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Willard S. Boothby, P.C. Frances D. Dales Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3

INTRODUCTION

This Amendment No. 3 to Schedule 13E-3 (together with the exhibits attached hereto (the “Amended Transaction Statement”)), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2024 (the “Initial Schedule 13E-3”), as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on June 4, 2024 and Amendment No. 2 to Schedule 13E-3 filed with the SEC on June 7, 2024, is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Nuvei Corporation, a corporation existing under the federal laws of Canada (“Nuvei”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that is the subject of the Rule 13e-3 transaction, (ii) Neon Maple Purchaser Inc. (“Purchaser”), a corporation existing under the federal laws of Canada, (iii) Neon Maple Holdings Inc., an Ontario corporation and the parent company of the Purchaser (“Holdings”), (iv) Neon Maple Midco Inc., an Ontario corporation and the parent company of Holdings (“Midco”), (v) Neon Maple Parent Inc., an Ontario corporation and the parent company of Midco (“Canada Parent”), (vi) AI Maple Holdings, L.P., a Cayman Islands exempted limited partnership and the sole stockholder of Canada Parent (“AI Maple Holdings”), (vii) AI Maple Aggregator, L.P., a Cayman Islands exempted limited partnership and the sole limited partner of AI Maple Holdings (“AI Maple Aggregator”), (viii) AI Maple Holdings GP Limited, a Cayman Islands exempted company and the general partner of each of AI Maple Holdings and AI Maple Aggregator (“AI Maple GP”), (ix) Advent International GPE X Limited Partnership, a Cayman Islands exempted partnership and the sole member of AI Maple GP (“AI GPE X”), (x) Advent International, L.P., a Delaware limited partnership and the investment adviser to AI GPE X (“Advent”), (xi) Caisse de dépôt et placement du Québec (“CDPQ”), a legal person governed by an Act respecting the Caisse de dépôt et placement du Québec, (xii) Novacap Management Inc. (“Novacap”), a company incorporated under the laws of Canada and the general partner of certain investment funds and vehicles holding Multiple Voting Shares (as defined below), (xiii) Philip Fayer, and (xiv) Whiskey Papa Fox Inc., a corporation existing under the federal laws of Canada (together with CDPQ, Novacap and Mr. Fayer, each a “Rollover Shareholder” and, collectively, the “Rollover Shareholders”).

This Amended Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act, contemplated by an arrangement agreement between Purchaser and Nuvei, dated as of April 1, 2024 (the “Arrangement Agreement”), pursuant to which Purchaser will acquire all of the outstanding subordinate voting shares of Nuvei (“Subordinate Voting Shares”) and multiple voting shares of Nuvei (“Multiple Voting Shares”) that are not Rollover Shares (as defined in the Arrangement Agreement) for a price of US$34.00 per share, in cash. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”).

A special meeting of Nuvei’s shareholders was held on June 18, 2024 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular was provided to Nuvei’s shareholders pursuant to applicable Canadian law. At the Meeting, the Arrangement Resolution was approved by 99.24% of the votes cast by shareholders, voting together as a single class, as well as 86.04% of the votes cast by holders of subordinate voting shares, excluding votes attached to the subordinate voting shares held, directly or indirectly, by the Rollover Shareholders. On June 20, 2024, the Superior Court of Québec issued a final order approving the Plan of Arrangement. The Arrangement is expected to be completed in late 2024 or the first quarter of 2025, subject to the satisfaction or waiver of customary closing conditions.

Capitalized terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Amended Transaction Statement. All information set forth in this Amended Transaction Statement should be read together with the information contained in or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person is responsible for the accuracy or completeness of the information supplied by any other Filing Person.

ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Nuvei Corporation, dated May 13, 2024.

(a)(2)(ii)*	Form of Proxy for the holders of multiple voting shares.

(a)(2)(iii)*	Form of Proxy for the holders of subordinate voting shares.

(a)(2)(iv)*	Letter of Transmittal.

(a)(2)(v)*	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(2)(vi)*	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

(a)(2)(vii)*	Press Release, dated April 1, 2024 (incorporated by reference to Exhibit 99.1 to Nuvei’s report on Form 6-K submitted to the SEC on April 1, 2024).

(a)(2)(viii)*	Press Release, dated June 18, 2024 (incorporated by reference to Exhibit 99.1 to Nuvei’s report on Form 6-K submitted to the SEC on June 18, 2024).

(a)(2)(ix)*	Press Release, dated June 20, 2024 (incorporated by reference to Exhibit 99.1 to Nuvei’s report on Form 6-K submitted to the SEC on June 20, 2024).

(b)(i)*	Equity Commitment Letter, dated April 1, 2024, by and among Neon Maple Purchaser Inc. and the funds party thereto.

(b)(ii)*	Amended and Restated Commitment Letter, dated April 19, 2024, by and among Neon Maple Purchaser Inc. and the lenders party thereto.

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc., dated April 1, 2024 (incorporated by reference to Appendix C of the Circular).

(c)(ii)*	Fairness Opinion of Barclays Capital Inc., dated April 1, 2024 (incorporated by reference to Appendix D of the Circular).

(c)(iii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on January 16, 2024.

(c)(iv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 8, 2024.

(c)(v)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 27, 2024.

(c)(vi)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on March 31, 2024.

(c)(vii)*	Discussion Materials Provided by Barclays Capital Inc. to the Board of Directors on April 1, 2024.

(c)(viii)*	Discussion Materials Provided by Barclays Capital Inc. to the Board of Directors on December 18, 2023.

Exhibit No.	Description

(d)(1)*	Arrangement Agreement, dated April 1, 2024, between Neon Maple Purchaser Inc. and Nuvei Corporation (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(d)(2)*	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(d)(3)*	Limited Guarantee, dated as of April 1, 2024, executed by the funds party thereto in favor of the Company.

(e)(i)*	Support and Voting Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.2 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ii)*	Support and Voting Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.3 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iii)*	English translation of Support and Voting Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.4 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iv)*	Support and Voting Agreement, dated April 1, 2024, between Coretha Rushing and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.5 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(v)*	Support and Voting Agreement, dated April 1, 2024, between Daniela Mielke and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.6 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vi)*	Support and Voting Agreement, dated April 1, 2024, between David Lewin and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vii)*	Support and Voting Agreement, dated April 1, 2024, between David Schwartz and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(viii)*	Support and Voting Agreement, dated April 1, 2024, between Lindsay Matthews and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ix)*	Support and Voting Agreement, dated April 1, 2024, between Maren Lau and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.10 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(x)*	Support and Voting Agreement, dated April 1, 2024, between Pascal Tremblay and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.11 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xi)*	Support and Voting Agreement, dated April 1, 2024, between Samir Zabaneh and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.12 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xii)*	Support and Voting Agreement, dated April 1, 2024, between Scott Calliham and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.13 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xiii)*	Support and Voting Agreement, dated April 1, 2024, between Timothy A. Dent and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.14 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xiv)*	Share Transfer Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT VI, L.P., Novacap International TMT VI, L.P., Novacap International VI-A, L.P., NVC TMT VI, L.P., NVC TMT VI-A, L.P., NVC TMT VI (S.P.), L.P., NVC TMT VI-A (S.P.), L.P., NVC International TMT VI, L.P., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(e)(xv)*	English translation of Share Transfer Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec, Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(e)(xvi)*	Share Transfer and Incentive Award Exchange Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix G of the Circular).

107*	Filing Fee Table.

*	Previously filed.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Nuvei Corporation

Date: June 24, 2024	By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel

Advent International, L.P. By: Advent International GP, LLC, General Partner

Date: June 24, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance—Fund Administration

Neon Maple Purchaser Inc.

Date: June 24, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Holdings Inc.

Date: June 24, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Midco Inc.

Date: June 24, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Parent Inc.

Date: June 24, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Advent International GPE X Limited Partnership

By: GPE X GP Limited Partnership, General Partner

By: Advent International GPE X, LLC, General Partner

By: Advent International, L.P., Manager

By: Advent International GP, LLC, General Manager

Date: June 24, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance—Fund Administration

AI Maple Holdings, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: June 24, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Aggregator, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: June 24, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Holdings GP Limited

Date: June 24, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

Caisse de dépôt et placement du Québec

Date: June 24, 2024	By:	/s/ Jacques Marchand
Name: Jacques Marchand
Title: Vice President, Private Large Capitalizations – Quebec

Date: June 24, 2024	By:	/s/ Catherine Beauchemin
Name: Catherine Beauchemin
Title: Senior Director, Private Equity, Quebec

Novacap Management Inc.

Date: June 24, 2024	By:	/s/ Pascal Tremblay
Name: Pascal Tremblay
Title: President and CEO, Managing Partner

Philip Fayer

Date: June 24, 2024	By:	/s/ Philip Fayer

Whiskey Papa Fox Inc.

Date: June 24, 2024	By:	/s/ Philip Fayer
Name: Philip Fayer
Title: President & Secretary